Dianne M. Lyons Vice President & Chief Financial Officer United Fire Group, Inc. 118 Second Avenue SE Cedar Rapids, IA 52401 (800)553-7937 (319) 286-2512 (fax) dlyons@unitedfiregroup.com
June 28, 2013

For Use of SEC Staff Only

VIA EDGAR AND COURIER

Attn: Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:    United Fire Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 4, 2013
File No. 001-34257
Dear Mr. Rosenberg:
This letter is submitted on behalf of United Fire Group, Inc. (the “Company”) in response to the comments set forth in your letter dated June 14, 2013 to Dianne M. Lyons, Vice President and Chief Financial Officer of the Company, with respect to the above filing.
Please note that any changes to the Company's Form 10-K disclosures as described below are intended to be applicable to the Company's December 31, 2013 year-end filings and years following, subject to changes in the rules applicable to such filings. For your convenience, we have set forth the comments from your letter in bold typeface, and appearing below each comment is the disclosure information or responses requested. The Company believes that the following information responds fully and completely to each of the comments in your June 14, 2013 correspondence.
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Nature of Business, page 80

1.
Please tell us why you excluded from your financial statements disclosures that you previously made in your December 31, 2011 Form 10-K in note 16 to the notes to the consolidated financial statements pursuant to ASC 805-10-50 related to your acquisition of the Mercer Insurance Group. Since this acquisition occurred in 2011, it is not clear why these disclosures are not required to be included in financial statements that include the year ended December 31, 2011.

James B. Rosenberg    June 28, 2013
Securities and Exchange Commission    Page 2

Management's Response:
Note 16. Business Combinations as presented in our December 31, 2011 Form 10-K was excluded from our December 31, 2012 Form 10-K based on Management's interpretation of ASC 805-10-50-1, which requires specific disclosures as indicated by ASC 805-10-50-2 to be provided for each material business combination that occurs “during the current reporting period.” The disclosures required by ASC 805-10-50-2 were presented for 2011, the period in which the acquisition occurred. In our March 31, 2011 Form 10-Q, we initially disclosed the fact that information related to this acquisition (i.e., assets acquired and liabilities assumed) was based on provisional estimates of fair value that may be subject to adjustment within one year from the acquisition date (i.e., the measurement period), with any adjustments to the provisional amounts established being recognized in the period in which the adjustment is identified in accordance with the acquisition method. All adjustments related to the acquisition were recorded in 2011 and the reference to provisional estimates of fair value was removed in the disclosure that was made in our December 31, 2011 Form 10-K.
ASC 805-10-50-5 states that “the acquirer shall disclose information that enables users of its financial statements to evaluate the financial effects of adjustments recognized in the current reporting period that relate to business combinations that occurred in the current or previous reporting periods.” As there were no adjustments recognized in the current period that related to the amounts initially recognized for this business combination in the prior reporting period, we believe we have complied with the requirements of ASC 805-10-50-5. We also believe that the continued inclusion of the detailed information on the initial recognition of this business combination within the December 31, 2012 Form 10-K would overload the disclosures with information that is less useful for investors. Our December 31, 2012 Form 10-K includes a disclosure related to the acquisition and key aspects that have an impact on our Consolidated Financial Statements. In addition, should an investor desire more historical information related to the acquisition, our December 31, 2011 Form 10-K is readily available.
Investments, page 82

2.
Please provide us your analysis demonstrating that securities on deposit with, or available to, various regulatory authorities as required by law, with fair values of approximately $1.7 billion have not affected or are not reasonably likely to affect your financial position or results of operations, or provide us proposed disclosure to be included in MD&A in future filings describing the implications of these deposits and their effects and expected effects on financial position and results of operations.

Management's Response:
In future filings, within Note 6. Statutory Reporting, Capital Requirements and Dividends and Retained Earnings Restrictions, we will clearly articulate the restrictions that are placed upon the assets of our insurance operating subsidiaries for the purpose of satisfying our liabilities to our policyholders and that such restrictions have not affected and are not likely to affect our financial position or results of operations.
State insurance holding company laws and regulations generally require approval from the insurer's domicile state insurance commissioner for any material transaction or extraordinary dividend. For property and casualty insurers, a material transaction is defined as any sale, loan, exchange, transfer or guarantee with an affiliate where the aggregate value of the transaction exceeds 25 percent of the insurer's policyholders' surplus or three percent of its admitted assets (measured at December 31 of the preceding year), whichever is less. For life insurers, a material transaction with an affiliate is defined as a transaction with an aggregate value exceeding three percent of the life insurer's admitted assets (measured at December 31 of the preceding year).

James B. Rosenberg    June 28, 2013
Securities and Exchange Commission    Page 3

State laws and regulations generally limit the amount of funds that an insurance company may distribute to a parent as a dividend without commissioner approval. Approval is not required unless the dividend is more than the greater of ten percent of policyholder surplus or net income from operations (measured at December 31 of the preceding year), taking into account any dividends paid by the insurer during the preceding 12 months. At December 31, 2012, we were in compliance with applicable state laws and regulations.
A majority of our custodial assets are subject to a tri-party agreement between one of our subsidiary companies, United Life Insurance Company ("United Life"), the custodian, and the Iowa Insurance Commissioner. Under this agreement, as long as United Life maintains the minimum aggregate value of securities in the account (based on its legal reserve requirements), it is free to invest, withdraw or loan these funds or pay dividends using these funds without approval from the commissioner. Investment of these funds is subject to the same limitations on asset class and credit quality imposed by the Commissioner on all insurance company invested assets. Investment income derived from these custodied funds is available for general corporate purposes and to satisfy corporate obligations without approval from the commissioner.
At December 31, 2012, United Life had net admitted assets, on a statutory basis, of $1.7 billion, $154.6 million in excess of its legal reserve requirement. Under the material transaction and dividend standards described above, United Life would be able to enter into an affiliate transaction valued at $50.3 million and/or pay a dividend of $48.6 million without approval from the commissioner. Therefore, any restriction on funds deposited by United Life with the Iowa Insurance Commissioner would not materially affect its financial position or results of operations and its cash flows are sufficient to meet its operational requirements.
Note 5. Reserves for Loss and Loss Settlement Expenses, page 104

3.
Refer to your disclosure herein as well as your disclosure in MD&A under losses and loss settlement expense - 2012 and 2011 results on page 37 regarding the $73.4 million and $61.1 million favorable prior period claims development for 2012 and 2011, respectively. Please provide us with proposed disclosure to be included in future filings indicating more substantive reasons for the favorable development and that quantifies the impact of each factor cited.

Management's Response:
When establishing reserves and monitoring reserve adequacy, we analyze historical data and consider the potential impact of various loss development factors and trends including historical loss experience, legislative enactments, judicial decisions, legal developments in imposition of damages, experience with alternative dispute resolution, results of our medical bill review process, the potential impact of salvage and subrogation and changes and trends in general economic conditions, including the effects of inflation. All of these factors influence our estimates of required reserves and for long tail lines these factors can change over the course of the settlement of the claim. However there is no precise method, for evaluating the specific dollar impact of any individual factor on the development of reserves.
Our reserving philosophy is to reserve claims to their ultimate expected loss amount as soon as possible after information about a claim becomes available. This approach tends to produce, on average, prudently conservative case reserves, which we expect to result in some level of favorable development over the course of settlement.
Due to the formula-based nature of Incurred But Not Reported (“IBNR”) reserves, the amount of IBNR assigned to current accident years is higher due to delays in reporting claims, particularly in the other

James B. Rosenberg    June 28, 2013
Securities and Exchange Commission    Page 4

liability line of business. This process tends to allocate greater IBNR reserves to more recent accident years than prior accident years. The ongoing evaluation of the allocation of IBNR to accident years tends to produce favorable development of prior year reserves. As we apply this process consistently, there is generally no impact on our overall reserve adequacy.
Other liability reserves are the primary driver of favorable claim development. We discuss construction defect losses, a subset of this line, multiple times in the MD&A, due to its high degree of uncertainty in establishing reserves for these claims.With the acquisition of Mercer Insurance Group we added to our construction defect exposure. Recently in our commercial other liability line of business, including construction defect losses, we have experienced an overall reduction in reported new claims and relatively less loss emergence on known claims. These factors, along with our reserving philosophy, tend to produce what we believe to be prudently conservative reserves.
We propose the following additional disclosure regarding reserves for loss and loss settlement expenses in the MD&A section of future filings:
Reserve Development
For many liability claims, significant periods of time, ranging up to several years and for certain construction defect claims more than a decade, may elapse between the occurrence of the loss, the reporting of the loss to us and the settlement of the claim. As a result, loss experience in the more recent accident years for the long-tail liability coverages has limited statistical credibility in our reserving process because a relatively small proportion of losses in these accident years are reported claims and an even smaller proportion are paid losses. In addition, long-tail liability claims are more susceptible to litigation and can be significantly affected by changing contract interpretations and the legal environment. Consequently, the estimation of loss reserves for long-tail coverages is more complex and subject to a higher degree of variability. Reserves for these long-tail coverages represent a significant portion of our overall carried reserves.
When establishing reserves and monitoring reserve adequacy, we analyze historical data and consider the potential impact of various loss development factors and trends including historical loss experience, legislative enactments, judicial decisions, legal developments in imposition of damages, experience with alternative dispute resolution, results of our medical bill review process, the potential impact of salvage and subrogation and changes and trends in general economic conditions, including the effects of inflation. All of these factors influence our estimates of required reserves and for long tail lines these factors can change over the course of the settlement of the claim. However there is no precise method, for evaluating the specific dollar impact of any individual factor on the development of reserves.
Our reserving philosophy is to reserve claims to their ultimate expected loss amount as soon as possible after information about a claim become available. This approach tends to produce, on average, prudently conservative case reserves, which we expect to result in some level of favorable development over the course of settlement.
2012 Development
In 2012 we experienced favorable development of $73.4 million for reserves established for claims that occurred in prior years. The majority of this favorable development is related to our long-tail lines of commercial business including other liability, workers compensation and auto liability.
The significant driver of the favorable development in 2012 was the other liability line which contributed $53.9 million of the total. The favorable development is generally caused by changes in loss

James B. Rosenberg    June 28, 2013
Securities and Exchange Commission    Page 5

development patterns due to many of the factors cited above. Specifically, we observed a continuation of a trend, started in 2011, reducing the overall number of reported new construction defect claims and lower than expected loss emergence on known claims. In addition, in 2009 management began an initiative to control legal defense costs. As these costs are a significant component of the carried reserves for the other liability line, management believes this initiative is also contributing to the favorable development trends.
Reserves for all other lines of business, with the exception of assumed reinsurance, experienced favorable development in 2012, only to a lesser extent than the other liability line. We attribute this remaining development to the factors noted above. Our assumed reinsurance line was impacted by adverse development on prior year catastrophes of $8.4 million, with $3.9 million coming from accident year 2011 (Japan earthquake and tsunami, Thailand flood, and Christchurch, New Zealand earthquake) and $4.7 million from accident year 2010 (Canterbury, New Zealand earthquake).
2011 Development
In 2011, we experienced favorable reserve development of $61.1 million for reserves established for claims that occurred in prior years. The majority of this favorable development is related to our long-tail lines of commercial business including other liability, workers compensation and auto liability.
The significant driver of the favorable development in 2011 was the other liability line which contributed $49.0 million of the total. The favorable development is generally caused by changes in loss development patterns due to many of the factors cited above. Specifically, we have observed an overall reduction in reported new construction defect claims and less than expected loss emergence on known claims. In addition, in 2009 management began an initiative to control legal defense costs. As these costs are a significant component of the carried reserves for the other liability line, management believes this initiative is also contributing to the favorable development trends.
Our commercial automobile liability line developed favorably in 2011 and contributed $10.9 million of the total. The favorable development is generally caused by changes in loss development patterns due to many of the factors cited above. Specifically, we have observed a lower level of latent claim development.
Reserves for all other lines of business, with the exception of assumed reinsurance, experienced favorable development in 2011, only to a lesser extent than the other liability line. We attribute this remaining development to the factors noted above. Our assumed reinsurance line was impacted by adverse development on prior year catastrophes of $10.6 million, with accident year 2010 (Canterbury, New Zealand earthquake) increasing by $11.6 million.
We will also add disclosure to Note 5. Reserves for Loss and Loss Settlement Expenses to our Consolidated Financial Statements indicating that the primary factors affecting redundancy of our reserves for losses and loss settlement expenses.
Exhibits, Financial Statement Schedules, page 131

4.	Please provide us your analysis supporting why schedule II condensed financial information of registrant as required by Article 7-05(c) of Regulation S-X is not required.
Management's Response:
In our analysis of Article 7-05(c) of Regulation S-X, we determined that we met the quantitative

James B. Rosenberg    June 28, 2013
Securities and Exchange Commission    Page 6

considerations detailed that would require the inclusion of Schedule II within our December 31, 2012 Form 10-K. However, Article 7-05(b) of Regulation S-X provides: "If the information required by any schedule (including the notes thereto) may be shown in the related financial statement or in a note thereto without making such statement unclear or confusing, that procedure may be followed and the schedule omitted." We believe that the disclosures contained in Note 6. Statutory Reporting, Capital Requirements and Dividends and Retained Earnings Restrictions, includes the information required by Schedule II and is adequate to satisfy the requirements of Article 7-05(c) of Regulation S-X to provide users of the financial statements sufficient information on the financial position and operations of the holding company.
The only assets at the holding company level at December 31, 2012 are approximately $5 million of cash and its investment in the insurance subsidiaries. From an operations perspective the holding company would only have a negligible amount of interest income for the year ended December 31, 2012. Inclusion of this information in Schedule II would illustrate that the holding company does not have any significant assets or operations on its own to fund stockholder dividends or fund the Company's operations. We believe our disclosure in Note 6 to the consolidated financial statements adequately describes the fact that the holding company has no standalone operations and is dependent on the insurance subsidiaries for capital to fund stockholder dividends. This disclosure also clearly describes the level of restriction on the movement of funds up to the holding company. We believe this disclosure is not unclear or confusing to investors.
In connection with Management's responses to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions and/or need additional information please contact me at (319) 399-5723 or Kevin Helbing, Controller, at (319) 286-2533.

Sincerely,

UNITED FIRE GROUP, Inc.

/s/ Dianne M. Lyons
Dianne M. Lyons, Vice President, Chief Financial Officer, Principal Financial Officer